UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Aqua Metals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03837J101

(CUSIP Number)

Kelvin F. Sellers

Interstate Emerging Investments, LLC

Interstate Batteries, Inc.

12770 Merit Drive, Suite 1000

Dallas, Texas 75271

(972) 455-6457

Copies to:

Wesley Williams

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE EMERGING INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 473,827
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 473,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 473,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.77% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on 61,175,561 outstanding shares of Common Stock as of October 19, 2020, as reported in the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2020 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 22, 2020.

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE BATTERIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 473,827
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 473,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 473,827 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.77% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Includes 473,827 shares of Common Stock of the Issuer owned by Interstate Emerging Investments, LLC, a Delaware limited liability company (“Interstate Emerging”). Interstate Batteries, Inc., a Delaware corporation (“IBI”), is the sole member of Interstate Emerging. As a result, IBI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Interstate Emerging. IBI disclaims beneficial ownership of the securities owned by Interstate Emerging in excess of its pecuniary interest therein and this statement shall not be deemed an admission that IBI is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(3)	Percentage of class calculated based on 61,175,561 outstanding shares of Common Stock as of October 19, 2020, as reported in the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2020 filed by the Issuer with the SEC on October 22, 2020.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the information provided in the Statement on Schedule 13D filed on June 1, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on August 17, 2016 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on May 16, 2017 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 5, 2018 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on August 20, 2018 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D filed on March 7, 2019 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”). This Amendment No. 6 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment No. 6, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 6 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons, reflecting a reduction in the percent of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of dilution from stock issuances by the Issuer and expiration of the Two Year Warrant and the Three Year Warrant (see Item 6).

Responses to each item of this Amendment No. 6 are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Interstate Emerging acquired, and holds, the Common Stock reported herein solely for investment purposes. IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging.  The Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or other securities of the Issuer or dispose of any or all of the Common Stock they own in the open market or in private transactions upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as set forth in this Item 4, neither Interstate Emerging nor IBI has, as of the date of this Amendment No. 6, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Interstate Emerging beneficially owns an aggregate of 473,827 shares of Common Stock of the Issuer, representing 0.77% of the outstanding Common Stock of the Issuer (based on 61,175,561 outstanding shares of Common Stock as of October 19, 2020, as reported in the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2020 filed by the Issuer with the SEC on October 22, 2020). IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging. As such, IBI can cause Interstate Emerging to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Interstate Emerging.

(e) May 14, 2019

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As previously described in the Schedule 13D, Interstate Emerging held (i) the Two Year Warrant (as amended by the Omnibus Amendment Agreement) to purchase 702,247 shares of the Common Stock, at an exercise price of $3.33 per share, on or before June 23, 2020 and (ii) the Three Year Warrant to purchase 1,605,131 shares of the Common Stock, at an exercise price of $9.00 per share, on or before May 24, 2019. The Two Year Warrant and the Three Year Warrant each expired in accordance with its terms, for no consideration.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2021

INTERSTATE EMERGING INVESTMENTS, LLC

By:	Interstate Batteries, Inc., its sole member

By:	/s/ William McDade
William McDade
Executive Vice President & Chief Financial Officer

INTERSTATE BATTERIES, INC.

By:	/s/ William McDade
William McDade
Executive Vice President & Chief Financial Officer

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